Exhibit 99.1

  No. 25/09

(All amounts expressed in U.S. dollars unless otherwise noted)

IAMGOLD PROVIDES SECOND QUARTER EXPLORATION UPDATE

Toronto, Ontario, July 27, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to provide a second quarter update on exploration activities.  Exploration expenditures totalling $54.2 million are planned for 2009 of which $34 million is for greenfield exploration initiatives.  Activities and new projects focus on the Company’s key areas, namely West Africa, the Guiana Shield, Brazil and the northern Andean regions of South America, and Quebec. Additionally, the Company continues to search aggressively for advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

Highlights of the Q2 2009 exploration activities reported herein:

•	Rosebel: 90,000 metre exploration program on schedule with 48% of drilling complete, with encouraging results from Pay Caro and Mayo during the quarter

•	Eagle Mountain: New inferred resource estimate of 587,800 ounces grading 1.15 g/t Au at shallow depth

•	Sadiola / Yatela: Approval of an accelerated, $14.9 million exploration program ending Q3 2010, with more than 39,000 metres drilled year to date

•
Tanzania:  The Company has taken steps to terminate the Buckreef Joint Venture agreements in conjunction with the sale of the Kitongo project, and will be recording an impairment charge of $9.3 million in its Q2 2009 financial results

SOUTH AMERICA

Suriname - Rosebel

The 2009 exploration program at Rosebel is designed to further convert resources to reserves, to extend resources along strike and at depth and to define new potential mineralized areas near known deposits.  The exploration program totals 90,000 metres to be drilled on six known gold deposits (Koolhoven, J-Zone, Pay Caro, Mayo, Royal Hill, and Rosebel) plus an advanced exploration project (Roma), situated between the Mayo and Royal Hill pits.

In Q2 2009, the exploration program remained on schedule with drilling activity encompassing the Royal Hill (2,451 metres), Pay Caro (714 metres), Mayo (8,619 metres) and J-Zone (6,915 metres) pits as well as the Roma deposit (9,808 metres), for a total of 28,507 metres.  The 2009 phase one drilling programs for Royal Hill, Mayo, and Roma were completed in Q2 2009.  Block models have been updated for Royal Hill and Koolhoven and are being applied to the mine designs while J-Zone drilling remains in progress.

During Q2 2009, the second deep hole of the year at Pay Caro (714 metres) successfully confirmed the continuity of mineralization to a depth of 500 metres, or over 250 metres below the current pit design.  Results received in Q2 2009 from the first hole drilled in March (PC-555) include 3.80 g/t Au over 36.3 metres and 2.81 g/t Au over 10.7 metres (down-hole length).  The second hole (PC-556) included intervals of 1.98 g/t Au over 5.8 metres, 1.58 g/t Au over 4.9 metres and 1.56 g/t Au over 4.07 metres.  A third deep hole will be drilled at Pay Caro during Q3 2009 in order to continue the evaluation of geologic continuity, especially with regard to the continuity of enriched zones identified in the open pit mining.

At Mayo, the main mineralization zones have been delineated over a strike length of over three kilometres.  The extension drilling has shown that the deposit remains open both at depth and along strike to the west.  Infill drilling generally confirmed continuity between previous widely spaced holes.  Selected intersections include hole MHD-382: 1.08 g/t Au over 38 metres, MHD-384: 3.23 g/t Au over 10.5 metres, MHD-427: 2.45 g/t Au over 16.6 metres and MHD-437A: 3.11 g/t Au over 7.5 metres.  The Mayo modeling progresses as final results are being received.

Roma results are being received and model updating will proceed when sufficient data is available.  The west-central part of Roma had several intersections containing significant alteration and veining with occasional visible gold. This was in an area of previously identified mineralization which was drilled for infill and extension purposes.

Exploration on the more advanced prospects on surrounding concessions focused on the Mamakreek zone, which is located on the northern structural trend that hosts the Pay Caro - East Pay Caro, Koolhoven and J-Zone deposits.  Based on the encouraging 2008 diamond drilling results, a Q1 2009 25 hole reverse circulation drilling program (1,675 metres) was completed.  During Q2 2009 a second phase of diamond drilling, totalling 24 holes for 3,744 metres, targeting extensions of the mineralized trend and other geophysical, structural and geochemical anomalies was completed.  Several metre-wide shallow intercepts above 0.5 g/t Au were cut by the reverse circulation program.  Assay results of the diamond drilling program are mostly pending, and a few anomalous intervals may be reported (1.02 g/t Au over 5.3 metres).  Most of the anomalous results are related to vein systems associated with shear or fracture zones cutting sequences of intercalated fine-grained and conglomeratic sedimentary rocks.  Other geological and geochemically anomalous trends on the Rosebel concessions will be drill tested during the second half of 2009 as part of the 2009 regional exploration program totalling 11,000 metres of diamond and reverse circulation drilling.

Suriname - Sarakreek

At the Sarakreek project, located 100 kilometres south of the Rosebel Mine, drilling commenced in July to follow up on highly encouraging drill intersections that were reported last year.  The 2009 exploration program includes 4,000 metres of drilling and detailed follow-up work to extend the known Sarakreek trend and to test new prospective areas located six kilometres to the east.

Guyana – Eagle Mountain Project

In Q2 2009 a resource estimate was prepared for IAMGOLD’s Eagle Mountain project in Guyana in parallel with a 12 hole, 3,000 metre diamond drill program.  This program follows-up on significant results obtained from IAMGOLD exploration drill programs carried out in 2008, as well as historic drilling of the property.  Some of the better intersections from Q2 included 3.03 g/t Au over 9.5 metres, 1.7 g/t Au over 22.8 metres and 2.1 g/t Au over 6.1 metres.  Three dimensional modeling of the geology and drill results confirmed that gold is hosted within a series of shallow-dipping thrust faults that range up to 20 metres in thickness.  An inferred resource estimate using a 0.5 g/t Au cut-off-grade totals 587,800 ounces of gold grading 1.15 g/t Au, with 40% of the resource hosted in saprolite.  These resource figures do not include many of the recent drilling results which will be incorporated into an updated resource estimate and desktop concept study that is planned for completion in Q4 2009.

Brazil – Minas Gerais & Project Generation

Diamond drilling is in progress on the Company’s Minas Gerais project located within the important Iron Quadrangle gold district of Brazil.  Field surveys continue to add new Archean lode gold targets across the property.  A planned 5,000 metre diamond drill program commenced in early June 2009, with the initial focus on targets within the Congonhas lineament, one of several high priority trends that follow the trace of 18th century surface mine workings.

AFRICA

Mali – Sadiola / Yatela

At Sadiola / Yatela, IAMGOLD has played an increasingly proactive role in the design and support of exploration on the Joint Venture lands, and a $14.9 million exploration program was approved in May 2009.  The 18-month exploration program is designed to fully evaluate the remaining oxide potential of the project, and undertake further investigation of potential sulphide mineralization.  Approximately 30 targets ranging from geophysical responses to drill off-sets of economic grades have been included in the program design.  More than 39,000 metres of combined diamond drilling and reverse circulation drilling was completed in the first six months of 2009.  The Company is pleased with the progress and results to date, with the program on-track for completion in Q3 2010.

Mali - Siribaya, Merrex JV

At Siribaya, the Joint Venture gold project with Merrex Gold Inc. (“Merrex Gold”), a 5,000 metre diamond drilling program commenced in late May, and 17 holes totalling 4,706 metres were drilled in Q2 2009.  Drilling is focused on the main target, Zone 1B, where Merrex Gold has identified an indicated resource of 2.1 million tonnes grading 1.81 g/t Au (123,000 contained ounces) and inferred resources of 5.7 million tonnes grading 1.74 g/t Au (319,000 contained ounces) at cut-offs of 0.5 g/t Au.  Initial drill results have provided additional confidence in the continuity of mineralization over a strike length of approximately 900 metres.  The planned drill program for this initial phase of the Joint Venture is now substantially complete, but most assays are pending.  A close spaced termite mound soil sampling program was also initiated along the main Siribaya trend to augment the drill targeting.  Returned geochemical results enable a much better definition of the gold mineralization, and the survey has been extended to cover the Tabakoto and Bambadinka areas adjacent to the Siribaya trend. Sampling surveys are also underway over the Babara concession to the east.  A detailed airborne geophysical survey over the full concession area started in early June and the newly acquired data will be used to re-interpret the structural architecture of the Siribaya trend.  Merrex Gold is currently the operator of the exploration program, and IAMGOLD is required to spend a minimum of C$3.0 million in exploration expenditures within the first year (ending December, 2009).

Senegal - Boto Project

At IAMGOLD’s wholly-owned Boto project, located in eastern Senegal near the Mali border, a 5,187 metre diamond drill campaign was completed on the six kilometre long Guemedji trend in Q2 2009.  The trend is characterized by a 100 to 150 metre wide corridor of Birimian rocks exhibiting intense albite alteration overprinted by chlorite-calcite magnetite alteration with late stage quartz-tourmaline-pyrite-gold and hematite-pyrite gold mineralization.  The drill campaign intersected numerous intervals grading greater than 1.0 g/t Au over 10 to 15 metre widths as well as several 20 to 25 metre intersections above 2.0 g/t Au.  The mineralization underlies a thick cap of barren laterite that hinders direct visual interpretation of structures and mineralization.  A supplementary 5,000 metre reverse circulation drill campaign started mid-May on the northern extension of the Guemedji trend and is now complete.  The follow-up drilling was designed to test identified mineralized areas for continuity, advance the understanding of the structural controls, and follow up on anomalous geochemistry and pitting in the Boto 1 area.  The drilling program extended the Guemedji mineralized corridor along strike, intersecting significant mineralization north of previous reverse circulation and diamond drilling.  The results also indicated that mineralization may be related to cross-cutting structures that trend at oblique angles to the main corridor.  An additional 2,880 metre reverse circulation drilling program designed to explore these cross trends was approved and is 95% complete.  Partial results show significant intersections ranging from 14 to 28 metres above 2.0 g/t Au.

Burkina Faso - Essakane Project

Work has commenced on a $2.3 million exploration program at the Essakane project that marks the beginning of a multi-year initiative on Company controlled lands that are considered to be highly prospective and at an immature stage of exploration.  This program is independent of the mine construction and capital investment, and considered part of the Company’s near-mine exploration programs.  Regional exploration work will commence on the 1,248 square kilometre concession block in Q4 2009 starting with 10,000 metres of aircore drilling on the projected extensions of known mineralized trends, and expanded regional survey coverage.  Exploration and drilling on the projected extensions of the Essakane Main Zone (EMZ) will commence in Q3 2009.

Exploration professionals and support staff are currently on site, and are assisting the development team by executing a 13,450 metre condemnation drill program over key areas planned for surface installations.  The combined reverse circulation and diamond drill program is designed to mitigate any risk that might result from the construction of surface infrastructure over inadequately explored areas that may host mineralization.

Tanzania – Buckreef & Kitongo Projects

In consultation with the Tanzanian Government, the Company took steps to terminate the Buckreef Joint Venture Agreements.  Exploration activities were suspended earlier in the year as part of a strategic reorientation of the Company’s exploration focus.  Transactions contemplated for the sale of the Buckreef Project did not meet the Company’s valuation criteria and the Company will relinquish the associated properties.  The Company has enjoyed a close working relationship with the Tanzanian Government, and community relations initiatives that are underway will be completed as part of IAMGOLD’s commitment to the local villages at Buckreef.  Closure of IAMGOLD’s Tanzanian exploration offices is expected to be completed in Q4 2009.  Upon completion of the surrender of Buckreef there will be a reduction of Measured Resources of 212,000 ounces, Indicated Resources of 573,000 ounces and Inferred Resources of 727,000 ounces from the Company’s reserve & resource statement.

The Company is also in advanced stages of talks concerning the sale of the Company’s interest in the Kitongo project.  Upon the completion of the sale of Kitongo there will be a reduction of Inferred Resources of 291,000 ounces from the Company’s reserve and resource statement.

The Company will be recording an impairment charge of $9.3 million in its Q2 2009 financial results (to be announced on August 6, 2009) related to the carrying value of the exploration properties in Tanzania.

CANADA

Doyon Division, Quebec

The 2009 exploration program is designed to test the main Doyon mineralized structures at levels below the existing shaft, and additional peripheral targets within undeveloped portions of the mine stratigraphy.  One drill continues to work underground after a total of 6,598 metres had been drilled in ten holes at the end of June as part of a $1.3 million exploration program.  A new mineralized structure located in the J-Zone area, only 50 to 100 metres south of the Doyon shaft and starting at 50 metres below the lower level of the Doyon Mine - the 14th level - has been traced over 250 metres laterally and vertically, and remains open at depth and along strike to the west.  Four out of five holes that have intersected the structure returned values between 10 to 20 g/t Au over core lengths ranging between 1.0 and 2.5 metres.  The Doyon mine is currently scheduled to close in Q4 2009, and the exploration results, although encouraging, are not seen influencing closure at this time.  The program will be pursued but may require some additional underground development to efficiently evaluate the potential of this new mineralized zone.

Technical Information and Qualified Person/Quality Control Notes
The technical disclosure and mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The technical information has been included herein with the consent and prior review of the below noted qualified persons.  The Qualified Persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

The following table lists the Qualified Persons responsible for reviewing for each project and that has reviewed the contained technical disclosure.

Property	Qualified Person responsible for the project
Rosebel Mine, Suriname	Gabriel Voicu, Geology Superintendent
Siribaya, Merrex Gold Inc., Mali	Jean-Marc Gagnon, Exploration Manager, Mali of Merrex Gold Inc.
Boto, Mali and Minas Gerais, Brazil	Charles Beaudry, Senior Exploration Manager
Eagle Mountain Project, Guyana	Francis Clouston, Eng., Manager, Project Evaluation and Marie-France Bugnon, General Manager Exploration – Guiana Shield
Doyon Mine, Mooshla Property, Westwood, Canada	Nicole Houle, Senior Explorations Project Supervisor

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F.  A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements.  All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements.  Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology.  Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Tamara Brown	Michael Donnelly
Director, Investor Relations	Senior Vice President, Exploration
Tel: 416 360 4743	Tel: 416 933 4731
Toll-free: 1 888 464 9999	Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com.  All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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